UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 18, 2024

FERGUSON PLC

(Exact Name of Registrant as Specified in its Charter)

Jersey, Channel Islands	001-40066	98-1499339
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, United Kingdom	RG41 5TS
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: +44 (0) 118 927 3800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares of 10 pence	FERG	New York Stock Exchange
Indicate by check mark		London Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Ferguson plc (the “Company”) entered into a merger agreement (the “Merger Agreement”), dated as of February 29, 2024, by and among the Company, Ferguson Enterprises Inc., a newly incorporated corporation under the laws of Delaware (“New TopCo”), and Ferguson (Jersey) 2 Limited, a newly formed Jersey incorporated private limited company and direct, wholly owned subsidiary of New TopCo (“Merger Sub”). The Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger as a direct, wholly owned subsidiary of New TopCo and Merger Sub ceasing to exist, on the terms and subject to the conditions of the Merger Agreement.

In connection with the Merger, on March 1, 2024, New TopCo filed a registration statement on Form S-4 (as amended on April 12, 2024 and April 16, 2024, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). On April 18, 2024, the Registration Statement was declared effective by the SEC and New TopCo filed a prospectus (the “Rule 424 Prospectus”) for such Registration Statement with the SEC. In addition, on such date, the Company filed a definitive proxy statement (the “Proxy Statement”) with the SEC, in connection with its extraordinary general meeting (the “Special Meeting”) to consider certain resolutions in connection with the Merger, including a proposal to approve the Merger Agreement and authorize any actions that are necessary or desirable for the implementation of the Merger (the “Merger Proposal”).

Beginning on April 18, 2024, the Company has mailed materials relating to the Special Meeting to its shareholders. The Special Meeting will be held at 10:00 a.m. Eastern Time (3:00 p.m. U.K. Time), on May 30, 2024, at the offices of Freshfields Bruckhaus Deringer LLP, located at 100 Bishopsgate, London, EC2P 2SR, United Kingdom. Copies of the Proxy Statement and the Notice of the Special Meeting are available on the SEC’s website at sec.gov and on the SEC Filings page of the Company’s website at corporate.ferguson.com, and will shortly be submitted to the United Kingdom Financial Conduct Authority’s (“FCA”) National Storage Mechanism and available at data.fca.org.uk/#/nsm/nationalstoragemechanism.

Additionally, in connection with the proposed listing of New TopCo’s common stock on the London Stock Exchange related to the Merger, New TopCo has prepared a prospectus (as amended, supplemented or otherwise modified, the “U.K. Prospectus”) in accordance with the Prospectus Regulation Rules (the “PRRs”) of the FCA. The U.K. Prospectus was approved by the FCA on April 18, 2024 and has today been made available to the public via the Company’s website, and will shortly be submitted to the FCA’s National Storage Mechanism and available at data.fca.org.uk/#/nsm/nationalstoragemechanism.

Consummation of the Merger remains subject to the satisfaction or waiver of several conditions precedent listed in the Merger Agreement, including, without limitation, that the Merger Proposal contained in the Proxy Statement is passed by at least two-thirds (66 2/3%) of the total number of votes cast at the Special Meeting. We currently anticipate that the Merger and the other transactions contemplated by the Merger Agreement will be consummated on August 1, 2024, subject to all such closing conditions being satisfied or waived.

Profit Forecast and Capitalization and Indebtedness

The PRRs require that prospectuses filed with the FCA in connection with the listing of securities on the London Stock Exchange include any “profit forecast” (as such term is used in the PRRs) previously issued by a company that remains outstanding and valid. Consequently, the U.K. Prospectus includes a profit forecast (the “Profit Forecast”) for the fiscal year ending 2024, which was previously announced by the Company as part of its financial results for the six months ended January 31, 2024. Additionally, the U.K. Prospectus includes certain information regarding the capitalization and indebtedness of the Company as of January 31, 2024 (the “Capitalization Information”). A copy of the Profit Forecast and the Capitalization Information is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Form 8-K”) and is incorporated herein by reference.

The information disclosed pursuant to this Item 7.01 (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing. The Company has included website addresses in this Form 8-K as inactive textual references only. Documents and other information available on such websites are not part of this Form 8-K and shall not be deemed incorporated by reference in this Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Profit Forecast and Capitalization Information from the U.K. Prospectus

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Information for Investors and Shareholders

THIS FORM 8-K AND THE INFORMATION HEREIN IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO PERSONS, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BREACH ANY APPLICABLE LAW.

This Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND RULE 424 PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Registration Statement, the Proxy Statement, the Rule 424 Prospectus and other documents filed with the SEC by New TopCo or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New TopCo or the Company are available free of charge on the Company’s website at corporate.ferguson.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting the Company’s Company Secretary in writing by mail to 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS, U.K., by email at investor@ferguson.com or by telephone at +44 (0) 118 927 3800.

Certain Information Regarding Participants

The Company, New TopCo, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of the Company in connection with the Merger. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended July 31, 2023, which was filed with the SEC on September 26, 2023 and its proxy statement for its 2023 annual general meeting, which was filed with the SEC on October 17, 2023, and its Current Reports on Form 8-K, which were filed with the SEC on January 12, 2024 and March 1, 2024. Information about the directors and executive officers of the Company and New TopCo and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Proxy Statement and the Rule 424 Prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the Merger when they become available. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in the Proxy Statement and the Rule 424 Prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Company Secretary at the Company as described above.

Cautionary Note Regarding Forward-Looking Statements

Certain information included in this Form 8-K is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, the Profit Forecast, the Merger, the benefits of the Merger, our ability to manage the risks relating to the Merger, plans and objectives for the future including our capabilities and priorities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, legal or regulatory changes and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology , including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “guidance,” “intends,” “continues,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this Form 8-K are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: any changes in the underlying assumptions of the Profit Forecast, the Merger may be delayed, cancelled, suspended or terminated; unexpected costs for us and any unanticipated or other adverse consequences to us or our shareholders relating to the Merger; the conditions to the completion of the Merger, including shareholder approval, may not be satisfied; the benefits of the Merger may not be realized; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including disruption in the financial markets and any macroeconomic or other consequences of political unrest, disputes or war; failure to rapidly identify or effectively respond to direct and/or end customers’ wants, expectations or trends, including costs and potential problems associated with new or upgraded information technology systems or our ability to timely deploy new omni-channel capabilities; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential markets, as well as the repair, maintenance and improvement (“RMI”) and new construction markets; changes in competition, including as a result of market consolidation or competitors responding more quickly to emerging technologies (such as generative artificial intelligence (“AI”)); failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; ineffectiveness of or disruption in our domestic or international supply chain or our fulfillment network, including delays in inventory availability at our distribution facilities and branches, increased delivery costs or lack of availability; failure to effectively manage and protect our facilities and inventory or to prevent personal injury to customers, suppliers or associates, including as a result of workplace violence; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product and service quality;

inability to renew leases on favorable terms or at all, as well as any remaining obligations under a lease when we close a facility; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; our indebtedness and changes in our credit ratings and outlook; fluctuations in product prices (e.g., commodity-priced materials, inflation/deflation) and foreign currency; funding risks related to our defined benefit pension plans; legal proceedings as well as failure to comply with domestic and foreign laws, regulations and standards, as those laws, regulations and standards or interpretations and enforcement thereof may change, or the occurrence of unforeseen developments such as litigation; our failure to comply with the obligations associated with being a U.S. domestic issuer and the costs associated therewith; the costs and risk exposure relating to environmental, social and governance (“ESG”) matters, including sustainability issues, regulatory or legal requirements, and disparate stakeholder expectations; adverse impacts caused by a public health crisis; and other risks and uncertainties set forth under the heading “Risk Factors” in the Proxy Statement and the Rule 424 Prospectus filed with the SEC on April 18, 2024, and in other filings we or New TopCo make with the SEC in the future. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FERGUSON PLC

Date: April 18, 2024	By:	/s/ Katherine McCormick
	Name:	Katherine McCormick
	Title:	Company Secretary

EXHIBIT 99.1

EXCERPTS FROM THE U.K. PROSPECTUS

The following definitions apply throughout this exhibit unless the context otherwise requires:

“Audited 2023 Financial Statements”	the audited consolidated financial statements of Ferguson plc as at and for the financial year ended July 31, 2023

“Board”	the board of directors of Ferguson plc

“Directors”	(i) prior to the Effective Time, the Directors of Ferguson plc; and (ii) after the Effective Time, the Directors of New TopCo (referred to singularly as “Director”)

“Effective Time”	12:01 a.m. Eastern Time (5:01 a.m. U.K. time) on August 1, 2024

“FCA”	the Financial Conduct Authority of the United Kingdom

“Ferguson” or the “Company”	(i) Ferguson plc and its consolidated subsidiaries prior to the Effective Time; and (ii) New TopCo and its consolidated subsidiaries after the Effective Time

“FSMA”	the U.K. Financial Services and Markets Act 2000, as amended from time to time

“Merger”	the merger of Ferguson and Merger Sub under Part 18B (Mergers) of the Companies (Jersey) Law 1991, as amended, modified, or re-enacted from time to time, with Ferguson surviving the merger and becoming a direct, wholly owned subsidiary of New TopCo and Merger Sub ceasing to exist, pursuant to the terms and subject to the conditions provided in the Merger Agreement, dated as of February 29, 2024, by and among New TopCo, Merger Sub and Ferguson (as it may be amended from time to time)

“Merger Sub”	Ferguson (Jersey) 2 Limited, a newly formed Jersey incorporated private limited company and direct wholly owned subsidiary of New TopCo

“New TopCo”	Ferguson Enterprises Inc., a Delaware corporation

“U.K. Prospectus”	this document, which has been approved by the FCA as a prospectus prepared in accordance with the Prospectus Regulation Rules made under section 73A of the FSMA

“Prospectus Regulation Rules”	the prospectus regulation rules of the FCA made pursuant to section 73A of the FSMA, as amended

“Receivables Facility”	the Receivables Securitization Facility maintained by Ferguson plc

“U.S.” or “United States”	the United States of America, including its territories and possessions, any state of the United States and the District of Columbia

“U.S. GAAP”	accounting principles generally accepted in the United States

“Unaudited Q2 Financial Statements”	the unaudited consolidated financial statements of Ferguson plc as at and for the three- and six-month periods ended January 31, 2024

PART V – PROFIT FORECAST

General

On March 5, 2024, Ferguson issued its financial results for the six months ended January 31, 2024 containing the following information, which includes a profit forecast (the “Profit Forecast”):

“FY2024 Guidance (unchanged)

Total Company	2024 Guidance
Net sales*	Broadly flat
Adjusted operating margin**	9.2% - 9.8%
Interest expense	$190 - $210 million
Adjusted effective tax rate**	Approximately 25%
Capital expenditures	$400 - $450 million

*

Net sales guidance assumes mid-single digit market decline with continued Company market outperformance, contribution from completed acquisitions and one additional sales day. Overall impact of price inflation estimated to be broadly neutral for the year.

**	The Company does not reconcile forward-looking non-GAAP measures. See “Non-GAAP Financial Measures and Supplementary Information”.

Kevin Murphy, Ferguson CEO, commented, “Our associates continued to execute well during our seasonally lightest quarter. While sales were slightly lower than the prior year, organic performance improved from the first quarter. Current open orders and sales per day trends support our expectation of improvement through the balance of the fiscal year against easing comparables. We are appropriately managing costs as we prepare for our seasonally stronger second half. We delivered strong operating cash flow during the first half of our fiscal year and our strong balance sheet positions us for continued investment in organic growth, sustainable dividend growth, consolidation of our fragmented markets through acquisitions and the continued return of capital to shareholders.

“Our FY2024 financial guidance is unchanged. We are well positioned to leverage emerging multi-year structural tailwinds in non-residential construction and opportunities to further support the residential trade professional.””

The Profit Forecast constitutes a profit forecast under the Prospectus Regulation Rules. The Board has considered and confirms that the Profit Forecast continues to be valid at the date of the U.K. Prospectus.

Adjusted operating margin is defined as adjusted operating profit divided by net sales, where adjusted operating profit is defined as operating profit before restructuring costs, impairments and other charges, and acquisition related intangible amortization. For more information, see “Non-GAAP Financial Measures and Supplementary Information”.

Basis of preparation

The Profit Forecast has been properly compiled on the basis of the assumptions stated below and on a basis consistent with Ferguson’s accounting policies, which are in accordance with U.S. GAAP and are those which Ferguson anticipates will be applicable for the financial year ending July 31, 2024, subject to the early adoption of standards where the Directors believe appropriate.

The Directors have prepared the Profit Forecast on the basis of (i) the Audited 2023 Financial Statements; (ii) the Unaudited Q2 Financial Statements; and (iii) a forecast for the six months ending July 31, 2024.

Assumptions

Factors outside the influence of the Directors

During the financial year ending July 31, 2024:

•	there will be:

•	no material change in product prices (e.g., commodity-priced materials, inflation/deflation), foreign currency exchange rates or interest rates;

•	no disruption in the financial markets or any macroeconomic or other consequences of political unrest, disputes or war;

•	no change in the competitive landscape as a result of market consolidation;

•	no adverse event that will have a material impact on our financial performance;

•

no business disruption that materially affects us, our suppliers or our customers by reason of technological faults, natural disasters, severe adverse weather conditions, acts of terrorism, cyber-attack, pandemics, epidemics, other disease, industrial disruption, civil disturbance, government action or other event outside of our influence;

•	no change in legislation, regulations, standards or tax laws or the interpretations thereof in our principal markets and which are material in the context of the Profit Forecast;

•	no material legal proceedings are brought against us that are outside of our influence; and

•	no other issue material to the Profit Forecast beyond those issues already known to the Directors at the current time will arise in respect of our contracts, relationships or obligations.

Factors within the influence of the Directors

During the financial year ending July 31, 2024:

•	there will be no material deterioration in Ferguson’s relationship with customers and suppliers in a manner that is material in the context of the Profit Forecast;

•	Ferguson will not execute any acquisitions or disposals that are material in the context of the Profit Forecast (taking into account any potential related transaction or abortive costs); and

•	there will be no material change in Ferguson’s current key management.

PART IV – CAPITALIZATION AND INDEBTEDNESS

The capitalization and indebtedness information set out below has been extracted without material adjustment from the Unaudited Q2 Financial Statements.

Capitalization

The table below sets out the capitalization of Ferguson as at January 31, 2024.

As at January 31, 2024
($ million) (unaudited)
Current debt (including current portion of non-current debt)
Guaranteed	23
Secured	—
Unguaranteed/unsecured	150

Non-current debt (excluding current portion of non-current debt)
Guaranteed	—
Secured(1)	75
Unguaranteed/unsecured	3,520

Shareholders’ equity
Ordinary shares	30
Paid in capital	842
Retained earnings	9,018
Treasury shares	(3,575)
Accumulated other comprehensive loss	(897)

Total	9,186

Notes:

(1)	Represents the amount outstanding under the Company’s Receivables Facility at January 31, 2024.

Indebtedness

The table below sets out the net indebtedness of Ferguson as at January 31, 2024.

As at January 31, 2024
($ million) (unaudited)
A. Cash	639
B. Cash equivalents	0
C. Other current financial assets	0

D. Liquidity (A) + (B) + (C)	639

E. Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	23
F. Current portion of non-current financial debt	150

G. Current Financial Indebtedness (E) + (F)	173
H. Net Current Financial Indebtedness (G) - (D)	(466)

I. Other non-current financial debt (excluding current portion and debt instruments)	75
J. Debt instruments	3,520
K. Non-current trade and other payables	0

L. Non-current Financial Indebtedness (I) + (J) + (K)	3,595

M. Total Financial Indebtedness (H) + (L)	3,129

There has been no material change in Ferguson’s capitalization and indebtedness position since January 31, 2024.

Cautionary Note Regarding Forward-Looking Statements

Certain information included in this exhibit is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, the Profit Forecast, the Merger, the benefits of the Merger, our ability to manage the risks relating to the Merger, plans and objectives for the future including our capabilities and priorities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, legal or regulatory changes and other statements concerning the success of our business and strategies. Forward-looking statements can be identified by the use of forward-looking terminology , including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “guidance,” “intends,” “continues,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this exhibit are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: any changes in the underlying assumptions of the Profit Forecast, the Merger may be delayed, cancelled, suspended or terminated; unexpected costs for us and any unanticipated or other adverse consequences to us or our shareholders relating to the Merger; the conditions to the completion of the Merger, including shareholder approval, may not be satisfied; the benefits of the Merger may not be realized; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including disruption in the financial markets and any macroeconomic or other consequences of political unrest, disputes or war; failure to rapidly identify or effectively respond to direct and/or end customers’ wants, expectations or trends, including costs and potential problems associated with new or upgraded information technology systems or our ability to timely deploy new omni-channel capabilities; decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential markets, as well as the repair, maintenance and improvement (“RMI”) and new construction markets; changes in competition, including as a result of market consolidation or competitors responding more quickly to emerging technologies (such as generative artificial intelligence (“AI”)); failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks; privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents or network security breaches; ineffectiveness of or disruption in our domestic or international supply chain or our fulfillment network, including delays in inventory availability at our distribution facilities and branches, increased delivery costs or lack of availability; failure to effectively manage and protect our facilities and inventory or to prevent personal injury to customers, suppliers or associates, including as a result of workplace violence; unsuccessful execution of our operational strategies; failure to attract, retain and motivate key associates; exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks; inherent risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions; regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product and service quality; inability to renew leases on favorable terms or at all, as well as any remaining obligations under a lease when we close a facility; changes in, interpretations of, or compliance with tax laws in the United States, the United Kingdom, Switzerland or Canada; our indebtedness and changes in our credit ratings and outlook; fluctuations in product prices (e.g., commodity-priced materials, inflation/deflation) and foreign currency; funding risks related to our defined benefit pension plans; legal proceedings as well as failure to comply with domestic and foreign laws, regulations and standards, as those laws, regulations and standards or interpretations and enforcement thereof may change, or the occurrence of unforeseen developments such as litigation; our failure to comply with the obligations associated with being a U.S. domestic issuer and the costs associated therewith; the costs and risk exposure relating to environmental, social and governance (“ESG”) matters, including sustainability issues, regulatory or legal requirements, and disparate stakeholder expectations; adverse impacts caused by a public health crisis; and other risks and uncertainties set forth under the heading “Risk Factors” in the definitive proxy statement filed by Ferguson plc with the Securities and Exchange Commission (the “SEC”) on April 18, 2024 and the prospectus filed by New TopCo with the SEC on April 18, 2024, and in other filings we or New TopCo make with the SEC in the future. Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures and Supplementary Information

This exhibit contains certain financial information that is not presented in conformity with U.S. GAAP. These non-GAAP financial measures include adjusted operating margin and adjusted effective tax rate. The Company believes that these non-GAAP financial measures provide users of the Company’s financial information with additional meaningful information to assist in understanding financial results and assessing the Company’s performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Board. Such non-GAAP adjustments include amortization of acquired intangible assets, discrete tax items, and any other items that are non-recurring. Non-recurring items may include various restructuring charges, gains or losses on the disposals of businesses which by their nature do not reflect primary operations, as well as certain other items deemed non-recurring in nature and/or that are not a result of the Company’s primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. These non-GAAP financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. The Company does not provide a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures on a forward-looking basis because it is unable to predict with reasonable certainty or without unreasonable effort non-recurring items, such as those described above, that may arise in the future. The variability of these items is unpredictable and may have a significant impact.